

May 5, 2011

Via U.S. Mail and Facsimile

Mr. Peter J. Frugone
 Chief Executive Officer
ARROW RESOURCES DEVELOPMENT, INC.
Carnegie Hall Tower
152 W. 57th Street
New York, NY 10019

> **Re:** **Arrow Resources Development, Inc.**
> **Item 4.02 Form 8-K**
> **Filed May 4, 2011**
> **File No. 1-09224**

Dear Mr. Frugone:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

We have reviewed your disclosures and have the following comments which require the Item 4.02 Form 8-K to be amended in its entirety.

1.   Please expand your disclosure to indicate the date that your independent auditors advised or notified you that the audited financial statements and notes in the Form 10-K for fiscal year ended December 31, 2010 ("2010 Form 10-K") should no longer be relied upon. Your disclosure should also state that such financial statements and notes included in the 2010 Form 10-K should no longer be relied upon. Refer to guidance in Item 4.02(b)(1) of the Form 8-K instructions.

2.   We note you disclose that the auditors brought to your attention that there are some typographical, punctuation, numerical transposition and text errors in your recently filed 10-K and that you do not anticipate that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof. Please clarify and expand this disclosure to specifically state which of the fiscal year ended December 31, 2010 financial statements have been impacted by numerical errors, and identify the line items and amounts involved.

3.   Please provide disclosure as to whether the audit committee, or the board of directors, or authorized officer(s) of the Company discussed with your independent auditors the matters disclosed in the Item 4.02 Form 8-K. In addition, provide a copy of the revised 8-K disclosures to your independent accountants and have them provide an Exhibit 7 letter addressed to us indicating whether or not they agree with your amended Item 4.02 Form 8-K disclosures. Refer to guidance in Item 4.02(b)(4) and Item 4.02(c) of the Form 8-K instructions.

4.   Please expand the disclosure to indicate your anticipated date of filing an amendment to the 2010 Form 10-K.

5.   The amendment to the Item 4.02 Form 8-K should be filed as soon as practicable.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact the undersigned below at (202) 551-3328, if you have questions regarding the above matters.

Sincerely,

Beverly A. Singleton
Staff Accountant